

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

September 8, 2016

Mr. Luca D'Agnese
Chief Executive Officer
Enersis Américas S.A.
Santa Rosa 76
Santiago, Chile

> **Re:** **Enersis Américas S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed May 2, 2016**
> **File No. 001-12440**

Dear Mr. D'Agnese:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products